Filed by Churchill Capital Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp IV

Commission File No. 001-39408

B. Riley Securities Investor Conference – Chris Souther and Peter Rawlinson

March 10, 2021

Chris Souther

The next group here is Lucid Motors, who is developing some pretty attractive vehicles and has some pretty bold plans as far as building out the first green field electric vehicle manufacturing facility. So, very excited to welcome Peter Rawlinson as well as Andrew Rogan from Lucid. We're going to provide a quick presentation and then jump into some Q&A. So, Peter, thanks so much for joining us today and Andrew, I look forward to hearing more about the opportunity here.

Peter Rawlinson

Thank you so much, Chris. Hi, everybody. I'm Peter Rawlinson and CEO of Lucid Motors I'm here from California, good morning to you wherever you are in the world, whether it's good morning, good afternoon, hi. I'm going to do a short presentation and we'll move to Q&A. So Lucid's mission is really clear, we're united, in that we need to accelerate mankind's mobility to sustainable model. And our first car, we're starting with a high-end product. And we're going to make that in volume in our new plant in Casa Grande starting this year, but we're going to also start with a high-end product, we're going to progressively make more affordable cars in ever higher volume to have a meaningful impact upon the planet. We're building a brand, not just a new car. And our brand values are based upon two pillars, the California cool meets Silicon Valley technology. And it's this fusion of art and science, which really underpins the brand. So moving to our first product, we're starting with the Lucid Air Dream edition. This is a dream edition, a limited edition, relatively expensive product, super luxury car, really aiming at that luxury space, which is dominated by the Mercedes Benz S class. And then by next year, we'll get down to a sub $70,000 price point. Let's take a look inside. The car's really designed around what we call a space concept, makes the car smaller on the outside, more compact, more agile, more fun, more sporty to drive. More practical as well. But yet, it's got this incredible, large interior. How have we done that? By miniaturizing the electric powertrain, this all electric powertrain, which we've designed in house no one has ever done this, this is the space concept. Let's look at the rear seat. We're gonna launch with bench seat before we move to the aircraft inspired design for '23. And up front, you see the cabin has got beautiful color tones inspired by the state of California. And we've got this beautiful glass cockpit is state of the art HMLS system with this curved touchscreen display. But what really defines the product, and really I would say any EV tech company is a single metric. And that is efficiency. What do I mean by that? Well, it's the electric equivalent of miles per gallon. Its miles per kilowatt hour. And this is where we see where Lucid really shows its [inaudible] as a tech company. And also we see just how far ahead Tesla is from all the other car companies. This is why Tesla's so valuable today, because it's got in house electric vehicle technology. And remarkably indicates this key metric of efficiency Lucid's ahead even of Tesla. And these are validated lab results that I'm quoting here. Now, it's often been stated that for an electric car, the attributes of range and performance are mutually exclusive. But this shows that Lucid's technology in Lucid Air is a real paradigm buster. You can have your cake and eat it too. It's got shattering performance, and it's got over 500 mile range. This is really a game changer. And I've mentioned that we're a Mercedes Benz competitor, really, as a product, although people like to compare us with Tesla for our technology and that's [inaudible]. Here we see against a range of Mercedes Benz S classes how against these objective criteria, it's hands down Lucid Air's advantage. But really that only tells part of the story. Driving the Air is an altogether more beguiling, more uplifting, more modern experience the instant torque from electric car, the ride quality and the drivability and the silence. This is just like it's just another league from these old luxury internal combustion engine powered cars. We're offering Air in four versions, starting with the Dream edition, and gradually moving down market to the most attainable model, the Air Pure in 2022. And that's my passion, to get to that price point. So you can gradually ramp up the volume. As I say, all technology is in house. And effectively there are five key elements of that tech, battery pack, motor and transmission, the inverter, a Wunderbox, bi-directional charging system. And, of course, the software, the mortar, which binds all this together. You know, we're well known as a battery supplier, we've been supplying the World Championship of electric racing for a few years now. All the cars on the World Championship EV racing grid, are all powered by Lucid battery technology under our technology moniker Ativa. But our motor, inverter, Wunderbox, everything is done 100% in house, and this is most unusual. Hardly anyone else does that, the only company I know that does that, other than Lucid, is Tesla. And underpinning Lucid Air, and future models actually, is our LEAP platform. This is the skateboard platform we've developed 100% in house, encompassing battery pack, this is front and rear suspension, front and rear drive units, all aluminum, truly state of the art 100% designed in house and enabling that space concept. This is the platform that enables the car to be smaller on the outside and bigger on the inside. And we will use this platform to make our first SUV Project Gravity, and get that into production in our factory in '23. And really this is just the first of a whole range of products reaching out that we have a big plan for the next decade, producing progressively more attainable cars, and progressively increasing the volume so that we can have a meaningful impact upon the environment. And make no mistake, my long-term vision for the company is that we truly mass industrialize electric vehicle technology in a manner that has hitherto not been done before. So I hope that gives you an insight to the baby steps that we're taking, and the longer term vision. But looking at the big picture, we aim to create Lucid group of companies that encompasses not just the cars, but an energy storage system and our technology. So we're going to create three companies, cars, ESS, and the tech. And, you know, talking about how to accelerate and mass industrialize the electric car, I see that technology division, licensing our tech to other automakers. So we create this multiplier effect of value and impact upon the planet. Thank you so much. Chris.

Chris Souther

Excellent. Yeah, that provides a great overview of the strategy here. And, you know, I certainly like your approach, as far as approaching the EV market with a focus on luxury and performance and tech. There definitely seems to be an area that you can carve out there. You know, that would give you a unique position with balancing some of the cutting-edge things that Tesla has really done as far as performance. And the German OEMs, who really have mastered that luxury look, feel, touch and the like. So maybe just talk a little bit about your background and the team's background and how that shaped your vision for the brand and how you look to manage that as you watch the vehicle coming this year.

Peter Rawlinson

Gosh, where should I start. Absolutely. Were positioned as a luxury brand. If you look at the competition for luxury cars, we're talking about Mercedes S Class, BMW Seven series, Audi AA, Jaguar XJ, Lexus LS. And you know what, Chris, they've all got one thing in common. They're all gasoline powered. So although it's relevant to compare our tech with Tesla, because their tech is industry leading at the moment, I think it's an invalid comparison really, as a product. I think that Tesla is a high tech premium product, but not true luxury. And I think therefore, our competition in the marketplace is really dominated by those German cars, the Mercedes Benz S class would be, particularly our target customer. The team is hugely experienced, there's a whole bunch of new startups in this arena. And I think what differentiates us, I'd like to think, is first of all, the technology that we've got is 100% in house, and it's truly world class tech. 10 years ago, I was chief engineer at a less well known company called Tesla. I was chief engineer on Tesla Model S, I was Vice President of Engineering there, and actually set up Tesla engineering, originally in SpaceX to design the Model S. And what differentiated Tesla then was the tech, there were other startups, so they didn't have the tech, what differentiated Tesla was the tech. And it had a world class engineering team, I know I recruited them. And really, it's history repeating itself with Lucid. We've got our own tech, and I believe we've got a world class engineering team, super dedicated people, and we've got laser focus, to get this car into production this year.

Chris Souther

That's great. And maybe just starting with the Lucid Air, going back to this high-end variant, you've been talking about the development costs and how you've been able to get such a great performance out of the vehicle. You're doing much more in in house as far as you know, battery power train components, software and human machine interface. Talk about your strategy for vertical integration versus outsourcing. I imagine there are certain technological portions of the vehicle as far as software that you are using the supply base, but maybe just talk about really what you think are the key areas that you're going to provide an advantage over using that supply base that there will be across multiple other OEMs?

Peter Rawlinson

Yes, a range of questions. Well, look, I mean, our philosophy, and it is a philosophy, is to do all the tech in house. And that's very similar to Tesla's philosophy to totally vertically integrate motor, transmission, the drive unit, the inverter system, our 900-volt electrical architecture, ultra-high voltage all 100% done in house. And that's a key differentiator. Now to achieve that, it's often thought to be it's just how much money have you got, I beg to differ. We did Model S on an absolute shoestring budget. And everybody told me when I was leading Model S design, that I couldn't compete with BMW because we just didn't have -- Tesla didn't have the budget. And what I did was I recruited the most brilliant, brilliant engineers and scientists, and I made sure that they had the right methodology to approach the task in hand. Now, the same applies to Lucid. Actually, what we did was, we actually developed a lot of core technology with a very modest budget, because I attracted brilliant people, and empowered them with supercomputing technology, led them in a methodology where we reach for the stars, but do it in a pragmatic way. And in a very collaborative way. I don't set targets, I mean when we hit 517 miles range for the Grand Touring version of Lucid Air, I never set a target of 517 miles, the target was let's see what we can do, let's see how good we can make this damn thing. Why waste time over the semantics of a number as a target, and then everyone goes to sleep if they hit it. And we've never come up with such a crazy number in the first place. So that's one of the things I do, is just reach for the stars, see how brilliantly we can engineer things with the most brilliant people try to attract the most brilliant brains to the company. And you can do so much more with so much less when you take that sort of special forces approach. Now we've extended that vertically integrated approach through to our manufacturing, in house vertically integrated manufacturing approach. We built our own factory, we've been making in that factory our painted body shell and the entire electric powertrain. Now we're not trying to reinvent the wheels and tires. Pirelli do a great job for us with tires, and we've got a whole bunch of -- we've got about 250 suppliers right around the world, supplying in about 3000 parts to make a Lucid Air. So there's a huge supply chain and logistics operation supporting what we make in house.

Chris Souther

And the propulsion system certainly, I understand the focus there. Maybe just on the active safety system it looks like you've put in the vehicle, is that also something you're doing in house, or is that an area where you're utilizing the supply chain a little bit more?

Peter Rawlinson

We are using utilizing supply chain both with the safety systems, the reactive safety systems such as airbags, and also within the more active safety systems for autonomous driving and ADAS. So, absolutely, that is a partnership. But, you know, we have a plan to do progressively more in house, we've got a great software team already. And we're actually growing and augmenting that. We recently recruited some senior leadership formerly from, from the Apple -- from the Apple software team.

Chris Souther

Great, and then maybe just focusing on the production start this year, what are the key steps you need to achieve that from an execution standpoint, and your plans to obviously scale up volume, release other variants? Maybe just talk a little bit about the volume ramp as a trajectory you're looking at the Air and eventually with the Gravity.

Peter Rawlinson

We take a very sort of pragmatic, baby-step approach to the manufacturing. So we we've got a green field site, we've built the first green field, purpose built, electric car plant in North America. And we built it suitable for 34,000 units a year in its first phase. We've just had permission from the county to initiate our second phase. And that will take us to a volume of 85 to 90,000 units per annum. We start manufacturing Lucid Air dream edition in the second half of this year, but we've already commenced making pre-production versions of the car at the factory. I was driving one just a couple of days ago. And you know what, they're getting better day by day, each car is getting a little bit better quality as we go through the quality loops with our suppliers of the parts, we become closer to quality spec for production. So that is happening, we're going to make about 120 of those pre-production cars to fine tune the process. And then we'll gradually ramp up the volume with the first shift, when time is right, we'll bring our second shift, and then three shifts to get to 34,000 units a year at the factory. But we've got a four-phase plan over the next decade, and we can get to 365,000 units a year in our Arizona plant. And that can't come soon enough for me.

Chris Souther

I'm very excited to watch those plans progress here. Maybe just -- you talked a fair bit about kind of the importance of quality. And, you know, as far as this, plants also vertically integrate the sales and service aspects. Maybe you could just touch on the strategy from a geographic perspective. And also, you know, ensuring kind of reliability service that that luxury customer really demands. As you scale up, I think it's very important. So if you can just address those plans.

Peter Rawlinson

You're very, very right, Chris. I mean, this is so important that we nurture that customer relationship. And we think that's too precious to entrust to a third party. So we've taken the approach that we have to vertically integrate two big elements of the business, the manufacturing, and the sales and service network. And we start with our home market in the US through throughout the next year. And we've already opened six stores, which we call studios, two in the Bay Area, two in Los Angeles, and two in Florida. We're opening another couple in --I think April, we're opening our Manhattan studio and Boston seaport there very soon after, and that will grow to about 22 of those sales and service locations around the states at the end of this year. Now we try -- this is an imperfect process by its nature, but we're able to match the sort of demographic footprint of our pre-orders around the states as best we can with bricks and mortar locations to best serve our customers. Now that isn't to say that if a customer has a problem with reliability and they live in North Dakota or somewhere like that, we won't be able to get this service to them very quickly. But we will have service, mobile service vans and we're going to have a fleet of those. We started purchasing those already. Now, we do have a big weapon on our side, and that is all our cars are super connected. So, our cars should be able to, in most instances, warn us ahead of time if there is a reliability issue pending. So we should have prior warning, and that will help us hugely in this endeavor.

Chris Souther

Certainly that that use of data would definitely be helpful there. But maybe just you can talk a little bit about the cash burn as you ramp up, it's obviously very capital intensive manufacturing, and how much additional capital do you think you'll need to hit those breakeven targets going out to 2025? And then maybe just a discussion on some of the margin profile, in the model, you've kind of put out there 8% operating margins in 2026, you're still scaling up your opex quite significantly at that point. And how should we think about your longer term? What do you think the margin profile can be of a luxury OEM within this EV space? And for a vertically integrated player like you? I'm curious.

Peter Rawlinson

Yes, good. So, I mean, we were really blessed we were able to generate four and a half billion from both the the SPAC and the PIPE, and an unprecedented array of blue-chip investors, committing to Lucid at $15 for the pipe, not $10. So that's the level of commitment that we've managed to secure from long-term blue-chip investors. And we had a healthy cash position before that. So we're in very good shape financially now. We're good to the early part of 2023, before Gravity gets into production. But you're absolutely right, this is a highly capital intensive, long-term business model. Now we will aim to get profitable when the time is right. But I mean, it's this old contradiction, isn't it? Do you what do you want to satisfy the demands of the market, the public market with profitability each quarter? Or do you want to play the long-term game, you know, like Tesla's played the long-term game, Amazon has. Not necessarily showing early profits, but really growing, you know, the value of the company, growing your market cap. One of the interesting things which is very misunderstood is the profitability of EVs. You know, it's quite -- a luxury EV, it's quite possible to get a 20% or even a little bit more gross margin. And there is this perception that the EVs are inherently unprofitable. And I just think it's served Tesla so well, because of that false perception, as I'm sure has attenuated the response from the traditional car companies using that as a false reason not to go commit to EVs. And I think that has given -- that's partly --that false perception has partly been responsible for Tesla's leadership now, as that we see them about five or six years ahead of everyone else.

Chris Souther

That's very well said, maybe just the last one here, there's a couple of unique features on the Air that I haven't really seen from some other vehicles, including the vehicle to grid capability. Just talk a bit about, you know, what is it about your battery that kind of made you feel so comfortable doing that a lot of OEMs have kind of shied away from that feature, as far as being nervous about the battery, you know, lasting long enough, but you're kind of going after that market. Maybe just talk about that a little bit?

Peter Rawlinson

Well, battery degradation is very much a function of the rate of charge or discharge. So if you start doing a lot of very fast charging, any battery is going to degrade more rapidly. It's a bit like if you buy it [inaudible] internal combustion engine car, and you start revving it and driving it fast, the engine wears out faster. So now, we're all used to that if you use something hard, it will wear out faster. But we've got state of the art battery management software, the DMS that we've developed from all our experience in racing. And that really helps the health monitoring and conditioning of the battery. But we've got this V to G capability with the Wunderbox, which does allow you know, two way charging so you can actually run your home from your car. That's what I mean. V to G, vehicle to grid can actually run your home. But you can actually balance your business out. This is what's really interesting, and we're going to do a trial run as an example, next year at Lucid headquarters. Because we pay PG&E energy, quite a lot of extra, not just for the energy we consume as a business, but for the peak consumption of power that we draw at certain times of the week. It's for that peak demand. Now, we can do a thing called peak shaving with cars in the carpark. We can have Lucid Air owners lined up outside our building in the carpark and they can enjoy charging from us, they can be plugged into the charging. And we're going to, as a business, give them that electricity for free. But there is a quid pro quo. When we get to those peak usage times and surges of demand from our business, at certain times of the day, we'll be able to draw back from the cars. And the peak power requirements for the building and for the business, will come from the cars. And we'll be able to shave the peak, peak shaving. And that will save us potentially about $800,000 a year from our energy supplier. And I think this could apply to a lot of other businesses of different sizes right across the country. We're going to use this as an example. So this can be of use to a homeowner, individual, if you've got a power outage. There's use to business and there's also, it would help a nation state. With 10s of 1000s of cars using that reservoir of energy that's in the cars to balance the grid of a nation state over a 24 hour period to take those peaks out when we all get up in the morning put our kettles on and make coffee. And when everyone's gone home, everyone's cooking evening meal, just even out those peaks. And that will have a massive impact upon CO2 emissions.

Chris Souther

Well, we're running out of time here. So I just wanted to thank you for participating today. Congratulations on the beautiful vehicle and best of luck here with the ramp up.

Peter Rawlinson

Thanks so much. Enjoyed it, Chris. Thank you for having me. All the best.

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Forward-Looking Statements

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